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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Percival Financial Partners, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Village Square, Suite 252
(No. and Street)

Baltimore	MD	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth P Taylor, Sr. — (410) 323-5333 ext 2
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers, CPA, PC
(Name – *if individual, state last, first, middle name*)

5400 W Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IMPORTANT!

OATH OR AFFIRMATION

I, KENNETH P TAYLOR, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Percival Financial Partners, LTD., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER OLIVIA LAKE
Notary Public
State of Maryland, Baltimore City
My Commission Expires July 3, ~~2020~~ 2024

Signature

Kenneth P Taylor, Sr.-President/ CEI

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2020
CONTENTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Percival Financial Partners, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. (the "Company") as of December 31, 2020, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2018
Lakewood, CO
February 28, 2021

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	90,456
Cash - Clearance Accounts Receivable	50,681
Accounts Receivable (Notes 1 and 2)	43,398
Officer and Shareholder Receivables	1,038,712
Prepaid Expenses	41,590
	-
TOTAL CURRENT ASSETS	1,264,837
FIXED ASSETS (Note 3)	
Furniture	27,176
Office Equipment	85,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	121,943
ACCUMULATED DEPRECIATION (Note 3)	120,296
TOTAL FIXED ASSETS, net	1,647
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	-
TOTAL OTHER ASSETS	-
TOTAL ASSETS	1,266,484

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Hilltop Securities, Inc. (see Note 5 below).

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Kenneth P. Taylor, Sr. is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Revenue Recognition

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk.

The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue Recognition (Continued)

To date no counterparties have not fulfilled their obligations and the Company has assumed no risks. As such the Company has not accrued any liability or expense for these potential risks as they are deemed remote possibilities.

All revenue is received under the terms of its contracts with customers and is reported as Commission Income in the Statement of Income and Retained Earnings.

All revenue is considered to be from the United States and all revenue is considered to be from one Service line (commissions). Revenue is recognized on the accrual basis when earned and is recorded upon the trade date basis. There are no contracts where services and revenue are deemed to be transferred over time.

We receive payments from customers based on terms as established in our contracts. The amount of our contract asset relates to our conditional right to consideration for our completed performance under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. There are no contract liabilities related to payments received in advance of performance under the contract as payment is only received upon completion of service and there were no performance obligations related to our contracts that were unsatisfied or partially satisfied at the end of the reporting period.

Non-Taxable Income (Tax Exempt Income) was received from an Economic Injury Disaster Grant ($8,000) and from the anticipated forgiveness of a Paycheck Protection Program Loan ($49,900).

The only other income received by the Company is from Dividends on Money Market accounts ($49) and Interest on Officer and Shareholder Receivables ($23,166) and is reported as Dividend and Interest in the Statement of Income and Retained Earnings.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

There were $43,398 in accounts receivable to be collected and there was no allowance for doubtful accounts necessary as of December 31, 2020.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2020 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	85,457	85,457	0
Leasehold Improvements	9,310	7,663	1,647
Total Fixed Assets - Cost	$ 121,943	$ 120,296	$ 1,647

Depreciation expense for the year ended December 31, 2020 was $714.

Note 4 – LOANS PAYABLE

Percival Financial Partners, Ltd. borrowed $150,000 on May 21, 2020 under the Economic Injury Disaster Loan (EIDL) program of which they received $149,000 in loan proceeds. This note bears interest at a Stated Interest Rate of 3.75% (effective Annual Percentage Rate of 3.8659%) and is payable over a term of 30 years. Interest of $5,625 may accrue unless the loan is paid in full prior to date of the first payment. The first payment of $731.00 would be due on May 21, 2021.

Percival Financial Partners, Ltd. received a Paycheck Protection Plan Loan of $49,900 which is to be forgiven and is recognized as PPP Loan Forgiveness under Other Income. The Focus report for December 31, 2020 reported the loan as a Non AI Liability. The difference in the amount reported between the financial statements and the Focus report does not cause a change in the calculated Net Capital per the FOCUS report and, hence, there is no material difference between the Net Capital reported on the FOCUS report and the financial statements as of December 31, 2020.

The principal payments through the maturity of the loan are as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2021	$ 1,858
2022	2,878
2023	2,991
2024	3,109
2025 and thereafter	139,164
TOTAL	$ 150,000

Note 5 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leased its office space from The Village at Cross Keys, Inc. under a 6 year 9 month operating lease expiring September 30, 2017. The lease was amended on June 9, 2016 and extended through December 31, 2022.

On July 21, 2020, the property was sold and the lease was assigned to CVP Cross Keys Holdings, LLC. All other terms of the lease remain the same.

The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2021	69,505
2022	72,286
TOTAL	$ 141,791

Note 6 - OTHER COMMITMENTS

On May 13, 2013, the Company entered into an initial four-year agreement with Hilltop Securities, Inc. (previously known as Southwest Securities, Inc.) to provide trading and brokerage services. Trading and clearing of securities with Hilltop Securities, Inc. began on August 13, 2013. At the end of the initial term, this agreement automatically renews under the same terms for one year. The Company has no intention of terminating this agreement in 2021.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Hilltop Securities, Inc. and Cowen and Company, LLC. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Note 6 - OTHER COMMITMENTS (continued)

Termination fees associated with early termination of this agreement with Hilltop Securities, Inc. include reasonable expenses incurred by Hilltop Securities, Inc. to convert customer accounts from Apex Clearing Corporation (an amount not quantified by Hilltop Securities, Inc. at this time but not deemed to be material), standard expenses for clearing and execution services waived by Hilltop Securities, Inc. to offset the Company's conversion costs (estimated to be $0) and payments made by Hilltop Securities, Inc. to the Company or Apex Clearing Corporation to offset conversion expenses incurred by the Company for the conversion of their customer accounts to Hilltop Securities, Inc. (an amount estimated to be $0).

During 2020, the Company utilized the services of Cowen and Company, LLC to assist in transition management services. There are no termination fees associated with this agreement.

Note 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $23,155, aggregate indebtedness of $160,366 with a percentage of aggregate indebtedness to net capital of 692.58%.

Note 8 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the twelve months ended December 31, 2020. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the FINRA. Copies of this agreement are available upon request.

Note 9 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2020 this contribution is $9,286.

Note 10 – SUBSEQUENT EVENTS

There were no events of a material nature subsequent to December 31, 2020.

Note 11 – RELATED PARTY TRANSACTIONS

The Company has a loan receivable due from its sole shareholder, Kenneth P. Taylor, Sr., in the amount of $1,038,712 that carries an interest rate of 2.482%.

During the year ended December 31, 2020 interest was received in the amount of $23,381.06.

It is anticipated that this loan will be paid in full by the end of 2021.

Dividends were declared in the amount of $500,000 payable to Mr. Taylor in the year ended December 31, 2020 and paid out of the year's profits.

PERCIVAL FINANCIAL PARTNERS, LTD
EXEMPTION REPORT

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 1Sc3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

PERCIVAL FINANCIAL PARTNERS, LTD
EXEMPTION REPORT

To the best knowledge and belief of Percival Financial Partners, LTD.:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2020.

Signature

CEO + Pres.

Title

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of Percival Financial Partners, Ltd.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Percival Financial Partners, Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
February 28, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Member of Percival Financial Partners, LTD

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2020, which were agreed to by Percival Financial Partners, LTD (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
February 28, 2021